MANUALLY SIGNED
PAGE 1 OF 55
EXHIBIT INDEX AT PAGE 54

02040457

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SEC MAIL PROCESSING
RECEIVED
JUN 27 2002
WASH. D.C. 155 SECTION

Form 11-K
ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996)

For the Fiscal Year Ended December 31, 2001.

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______________ to ______________

Commission File Number ~~333-13143~~ 1-12091

PROCESSED
JUL 09 2002
THOMSON
FINANCIAL

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MILLENNIUM SAVINGS AND INVESTMENT PLAN
(the "Plan")

B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Millennium Chemicals Inc.
230 Half Mile Road
P.O. Box 7015
Red Bank, New Jersey 07701

Annual Report on Form 11-K

Item 4

Financial Statements

Millennium Savings and Investment Plan

December 31, 2001 and 2000

Millennium Savings and Investment Plan

Table of Contents to the Financial Statements and Additional Information

Page

Financial Statements:

Additional Information*:

* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Campus Drive
P.O. Box 988
Florham Park NJ 07932
Telephone (973) 236 4000
Facsimile (973) 236 5000

Report of Independent Accountants

To the Participants and Administrator of the
Millennium Chemicals Savings and Investment Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Millennium Chemicals Savings and Investment Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for benefits with fund information and the statement of changes in net assets available for benefits with fund information is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

May 31, 2002

Millennium Savings and Investment Plan

Statement of Net Assets Available for Benefits With Fund Information

December 31, 2001

	Fund Information										
	Mid Cap Fund	International Equity Fund	Millennium Chemicals Stock Fund	Fixed Income Fund	Lifecycle Short Range Fund	Lifecycle Mid Range Fund	Lifecycle Long Range Fund	Self-Directed Window Fund	Equity 500 Fund	Loan Fund	Total
Assets											
Investments:											
Fixed Income			$ 425,217	$ 30,318,080				$ 113,432			$ 30,856,729
Equities			23,114,133					7,114,247			30,228,380
Mutual Funds	$ 10,781,258	$ 3,666,764			$ 1,188,489	$ 3,193,705	$ 7,658,113		$ 6,876,965		33,365,294
Commingled Investment Contract Fund at Contract Value				782,771							782,771
Total Investments	10,781,258	3,666,764	23,539,350	31,100,851	1,188,489	3,193,705	7,658,113	7,227,679	6,876,965	-	95,233,174
Receivables (Payables):											
Dividends and Interest	-	-	943	132,410	-	-	-	5,030	-	-	138,383
Due (to) from Broker for Unsettled Transactions	(41,552)	(18,352)	56,613	(7,348)	(6,400)	(17,411)	(49,476)	48,163	(47,273)	-	(83,036)
Employee Loans										3,436,454	3,436,454
Net Assets Available for Benefits	$ 10,739,706	$ 3,648,412	$ 23,596,906	$ 31,225,913	$ 1,182,089	$ 3,176,294	$ 7,608,637	7,280,872	$ 6,829,692	$ 3,436,454	$ 98,724,975

The accompanying notes are an integral part of these financial statements.

Millennium Savings and Investment Plan

Statement of Net Assets Available for Benefits With Fund Information

December 31, 2000

	Fund Information										
	Mid Cap Fund	International Equity Fund	Millennium Chemicals Stock Fund	Fixed Income Fund	Lifecycle Short Range Fund	Lifecycle Mid Range Fund	Lifecycle Long Range Fund	Self-Directed Window Fund	Equity 500 Fund	Loan Fund	Total
Assets											
Investments:											
Fixed Income			$ 443,049	$ 24,571,597				$ 114,075			$ 25,128,721
Equities			30,927,141					8,634,797			39,561,938
Mutual Funds	$ 14,646,851	$ 5,786,741			$ 943,014	$ 4,141,010	$ 8,402,659		$ 5,791,405		39,711,680
Commingled Investment Contract Fund at Contract Value				4,883,712							4,883,712
Total Investments	14,646,851	5,786,741	31,370,190	29,455,309	943,014	4,141,010	8,402,659	8,748,872	5,791,405		109,286,051
Receivables (Payables):											
Interfund Transfers	89,084	35,985	(33,833)	(219,138)	3,592	14,111	40,865		65,346	3,988	-
Dividends and Interest			3,165	144,485				9,265		722	157,637
Due (to) from Broker for Unsettled Transactions	(85,983)	(35,985)	171,972	(21,763)	(3,592)	(14,111)	(40,865)	19,707	(71,069)	(4,710)	(86,399)
Employee Loans										3,127,194	3,127,194
Net Assets Available for Benefits	$ 14,649,952	$ 5,786,741	$ 31,511,494	$ 29,358,893	$ 943,014	$ 4,141,010	$ 8,402,659	$ 8,777,844	$ 5,785,682	$ 3,127,194	$ 112,484,483

The accompanying notes are an integral part of these financial statements.

Millennium Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits With Fund Information

Year ended December 31, 2001

	Fund Information										
	Mid Cap Fund	International Equity Fund	Millennium Chemicals Stock Fund	Fixed Income Fund	Lifecycle Short Range Fund	Lifecycle Mid Range Fund	Lifecycle Long Range Fund	Self-Directed Window Fund	Equity 500 Fund	Loan Fund	Total
Net Assets Available for Benefits at January 1, 2001	$ 14,649,952	$ 5,786,741	$ 31,511,494	$ 29,358,893	$ 943,014	$ 4,141,010	$ 8,402,659	$ 8,777,844	$ 5,785,682	$ 3,127,194	$ 112,484,483
Investment Income:											
Dividends	198	2,949	972,141		42,148	122,543	214,703	95,621	144,051		1,594,354
Interest				1,679,773	-			7,288		263,221	1,950,282
Net Depreciation in Fair Value of Investments	(1,955,940)	(1,408,504)	(9,394,895)	-	(12,462)	(167,022)	(646,986)	(1,607,306)	(1,002,519)		(16,195,634)
(Decrease) increase from investments	(1,955,742)	(1,405,555)	(8,422,754)	1,679,773	29,686	(44,479)	(432,283)	(1,504,397)	(858,468)	263,221	(12,650,998)
Other changes:											
Participants' Contributions	1,677,376	851,536	964,655	3,104,096	178,859	506,859	1,196,399	-	1,508,345	(1,733,736)	8,254,389
Employer Contributions	-	-	4,225,119	-	-	-	-	-	-	-	4,225,119
Interfund Transfers	(1,477,685)	(811,091)	(1,348,453)	4,186,782	235,223	(441,828)	(743,522)	56,544	344,030	-	-
Plan Transfer - CIGNA (note 2)	-	-	-	1,217,612	-	-	702,513	-	1,296,959	144,653	3,361,737
Distributions	(2,125,402)	(761,794)	(3,237,018)	(8,144,069)	(202,191)	(976,524)	(1,497,922)	(49,119)	(1,232,269)	1,641,822	(16,584,486)
Administrative Expenses	(28,793)	(11,425)	(96,137)	(177,174)	(2,502)	(8,744)	(19,207)	-	(14,587)	(6,700)	(365,269)
Change in Net Assets	(3,910,246)	(2,138,329)	(7,914,588)	1,867,020	239,075	(964,716)	(794,022)	(1,496,972)	1,044,010	309,260	(13,759,508)
Net Assets Available for Benefits at end of year	$ 10,739,706	$ 3,648,412	$ 23,596,906	$ 31,225,913	$ 1,182,089	$ 3,176,294	$ 7,608,637	$ 7,280,872	$ 6,829,692	$ 3,436,454	$ 98,724,975

The accompanying notes are an intergral part of these financial statments.

1. Description of the Plan

The following description of the Millennium Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan available to all US employees of Millennium Chemicals Inc. (the "Company") who are regular, full-time, non-represented employees; part-time employees that have worked 1,000 hours or regular, full-time represented employees that are covered under a collective bargaining agreement that allows eligibility into the Plan. A participant is eligible to participate effective immediately.

Prior to January 1, 2001, the Plan was available to all US employees of the Company who had worked at least 3 months full-time or 1,000 hours, whichever was earlier, during a 12-month period.

Contributions

Participants may contribute up to 17% of eligible compensation in 1% increments for contribution into the Plan on a before tax basis. The Plan sponsor matches 75% of the first 6% of basic contributions. There is no employer match on participant contributions in excess of 6% of wages (supplemental contributions). Contributions are recorded when withheld from participants by the Plan sponsor and are deposited twice each month. The maximum pre-tax contribution allowed by the Internal Revenue Service was $10,500 for 2001 and 2000.

Vesting

Participants are immediately vested in their contributions, company contributions and earnings thereon.

Trust

Bankers Trust Company of New York (the "Trustee") is the custodian of all investments and the custodian of the Millennium Savings and Investment Plan Trust (the "Trust"). During 1999, Bankers Trust Company of New York merged with Deutsche Bank to form Deutsche Bank Group. Bankers Trust Company of New York will continue to serve as the Trustee of the Plan.

Distributions and Loans

Distributions of any participant's vested account balance may be made upon the participant attaining certain age requirements, termination of employment, death, permanent disability, termination of the Plan or a change in control as defined in the Plan document. Participants are permitted to make hardship withdrawals if certain criteria are met. Generally, only one withdrawal is allowed in any 12-month period.

Participants may borrow against their account balance. The minimum amount a participant may borrow is $1,000. Total loans to a participant cannot exceed the lesser of $50,000 or 50% of the participant's account balance. The amount of any loan will be withdrawn in a ratio that is proportionate to the participant's balance in each investment fund. Loans shall bear interest at the prime lending rate (at the date of the loan) plus 1% and are repayable within 5 years from the date of borrowing, with the exception of loans in excess of $15,000 used to acquire a primary residence, which are repayable over a period of up to 10 years. As loans are repaid, both the principal and interest are deposited to the participant's current investment fund elections. The vested portion of a participant's investment account is pledged as collateral for the loan.

2. Plan Transfers and Mergers

On July 1, 2001, a group of participants (United Steelworkers of America – Local 12200 and PACE Local 2-0020) in the United Steelworkers of America (USWA) Savings Program - Millennium Inorganic Chemicals Inc. 401(k) Plan transferred into the Plan. This represented a transfer of approximately $.4 million of Plan assets.

On March 9, 2001, a group of participants (the International Union of Painters & Allied Trades – Local 1937 HPP and the United Steelworkers of America – Local 14019 HPP) in the USWA Savings Program – Millennium Inorganic Chemicals Inc. 401(k) Plan transferred into the Plan. This represented a transfer of approximately $2.9 million of Plan assets.

3. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Valuation of Investments

The Fixed Income Fund invests in guaranteed and synthetic investment contracts which are recorded at their contract values (which represents cost plus accrued interest for guaranteed investment contracts and fair value of the collateral plus the benefit responsive wrap value for synthetics), as the contracts are fully benefit responsive. For example, participants may ordinarily direct the withdrawals or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

Investments in the Bankers Trust Company BT Pyramid Directed Account Cash Fund and BT Pyramid Discretionary Account Cash Fund are recorded on the basis of cost, which approximates fair value.

Investments in Millennium Common Stock are stated at fair value. Fair value of these investments is determined by quoted market prices on active national securities exchanges with the resulting changes in value being recorded as net appreciation or depreciation in fair value of investments.

Fair value of investments in mutual funds is valued based on quoted market prices.

Investments in the Self-Directed Window Fund are recorded at fair value. Fair value of investments is determined by quoted market prices in an active market, if available. For those securities with no quoted market prices, fair value is estimated by the Trustee. Information included in the financial statements related to the Self-Directed Window Fund represents the aggregation of individual participant accounts and, as a result, the investment results presented are not representative of the results obtained by each participant in that fund. Individuals participating in the Self-Directed Window Fund should refer to their individual participant account statements for information regarding their own investment performance. The Plan sponsor, the Benefits Administration Committee and Plan custodian do not take responsibility for the investment decisions of individual participants.

Investment Income
The Plan presents in the statement of changes in net assets available for benefits the net appreciation or depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.

Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis.

Benefit Payments
Benefit payments are recorded when paid.

Administrative Expenses
Administrative expenses of the Plan are paid for by the Trust and allocated to participant accounts based on account balances.

Use of Estimates
The preparation of the Plan financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Risks and Uncertainties

The Plan provides for various investment options in funds, which includes a combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Due to the level of risk associated with certain investment securities and the level of uncertainty related to the changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participant's account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

4. Investment Contracts with Insurance Companies

The Plan uses a Fixed Income Fund and invests in a number of guaranteed investment contracts. The average yield for the investment contracts was 5.60% and 6.11% for the years ended December 31, 2001 and 2000, respectively. The crediting interest rates range from 4.62% to 6.95% at December 31, 2001, and 1.60% to 6.95% at December 31, 2000, and are determined based on the balance and the activity in the account. Selected contracts have crediting interest rate resets on a quarterly or annual basis. There are no limitations on guarantees under the terms of the contracts. No valuation reserves have been established to adjust contract amounts do to the creditworthiness of the contract issuers. The contracts included in the financial statements are stated at contract value, (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because the contracts are fully benefit responsive. The contract value of the investment contracts approximates fair value at December 31, 2001 and 2000.

5. Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA.

6. Tax Status

The Internal Revenue Service (IRS) has issued a determination letter dated January 2, 1996, indicating that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the Plan is not subject to tax under Section 501(a) of the IRC. Although the plan has been amended and restated since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for federal income taxes has been made.

7. Investments in Excess of 5% of Assets

The following individual investments represented more than 5% of Plan assets at December 31, 2001:

Bankers Trust Company Pyramid Stable Value Gov't Fund II	$25,832,224
Millennium Chemicals Inc. Stock	23,458,402
Bankers Trust Company Pyramid Mid Cap Fund	10,781,258
Bankers Trust Company Lifecycle Long Range Fund	7,658,113
Bankers Trust Company Pyramid Equity 500 Index Fund	6,876,965

The following individual investments represented more than 5% of Plan assets at December 31, 2000:

Millennium Chemicals Inc. Stock	$31,453,090
Bankers Trust Company Pyramid Stable Value Gov't Fund II	18,001,031
Bankers Trust Company Pyramid Mid Cap Fund	14,646,851
Bankers Trust Company Lifecycle Long Range Fund	8,402,659
Bankers Trust Company Pyramid Equity 500 Index Fund	5,791,405
Bankers Trust Company International Equity Fund	5,786,741

The employer matching portion of the Millennium Chemicals Stock Fund is non-participant directed.

8. Subsequent Events

On or after February 11, 2002, participants who are age 50 or older, or who attain age 50 during the calendar year 2002, may sell the employer securities in his or her Employer Matching Contribution Account and reinvest the proceeds in any of the core funds or the self-directed window, subject to applicable limitations in the plan.

On April 1, 2002, Fidelity Management Trust Company ("Fidelity") became the recordkeeper and trustee of the Plan. Participant account balances were automatically transferred from Bankers Trust Company of New York, former trustee, and Metropolitan Life Insurance Company, former recordkeeper, to Fidelity, which provides similar investment options.

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

	IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
	EURO DISNEYLAND S C A ISIN #FR0000085219	100.000	262.50	77.00
	EURO DISNEY S.C.A. WARRANTS 11JUL04 FR0000514721	100.000	35.00	0.89
	CHINADOTCOM CORP CL A COM	487.000	7,200.15	1,461.00
	FOSTER WHEELER LTD COMMON STOCK (FORMERLY FOSTER WHEELER CORP)	100.000	525.95	510.00
	GLOBALSANTAFE CORP COM STK	150.000	3,892.45	4,278.00
	TRANSOCEAN SEDCO FOREX INC COM USD0.01 (FORMELY SONAT OFFSHORE)	38.000	1,185.06	1,285.16
	VOCALTEC LTD COM	20.000	184.74	53.00
	KOREA THRUNET CO "A" ISIN# KR7032910002 COM STK	180.000	3,474.90	320.40
*	PYRAMID DISCRETIONARY ACCOUNT CASH FUND	441,608.310	441,608.31	441,608.31
*	PYRAMID DIRECTED ACCOUNT CASH FUND	1,424,264.390	1,424,264.39	1,424,264.39
*	PYRAMID STABLE VALUE GOVT FUND II STABLE VALUE FUND GOV'T FUND II	25,832,223.850	25,832,223.85	25,832,223.85
*	PYRAMID GIC FUND II OPEN ENDED FUND	3,045,200.320	3,045,200.32	3,045,200.32

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ADC TELECOMMUNICATIONS INC COM STK US$0.20	1,188.000	17,109.90	5,464.80
AFLAC CORP	100.093	2,698.35	2,458.28
AES CORP COM STK USD0.01	25.000	395.20	408.75
AIM EQUITY FDS INC CONSTELLATION FD RETAIL CL A SHRS	93.473	2,556.23	2,065.75
AMDL INC COM	3.000	359.50	7.47
AOL TIME WARNER COMMON STOCK	1,822.000	79,966.56	58,486.20
AT & T CORP COM	1,545.387	45,519.28	28,033.32
AT&T WIRELESS SVCS INC COMMON STOCK	638.000	19,016.44	9,168.06
AVI BIOPHARMA INC COM	135.000	3,576.83	1,474.17
ABBOTT LABORATORIES COM NPV	1,600.000	34,500.00	89,200.00
ABIOMED INC COM STK USD0.01	280.000	7,859.28	4,429.60
ADELPHIA COMMUNICATIONS CORP CLASS 'A' COMMON STOCK US$0.01	45.000	1,970.58	1,403.10
ADVANCED MICRO DEV COM $US0.01	330.000	5,495.35	5,233.80

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

	IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
	AETHER SYSTEMS INC COM	500.000	12,847.40	4,600.00
	AETNA INC COM STK USD0.001	100.000	3,475.50	3,299.00
	AKAMAI TECHNOLOGIES INC COMMON STOCK USD0.01	680.000	3,245.50	4,039.20
*	OUTSTANDING PRINCIPAL CON LOANS TO MILLEMILM CHEMICAL RSIP PARTICIPANTS	3,436,454.430	3,436,454.43	3,436,454.43
	ALBERTSONS INC COM	52.842	2,517.39	1,663.99
	ALLIED CAP CORP NEW USD0.01	989.213	20,267.23	25,719.54
	AMAZON COM INC COM	510.000	5,936.60	5,518.20
	AMERICA WEST HDNG CORP CL B	350.000	1,078.95	1,225.00
	AMERICAN CENTY QUANTITATIVE EQUITY FDS INCOME & GROWTH INV CL	237.411	4,117.35	6,493.19
	AMERICAN CENTY QUANTITATIVE EQUITY FDS EQUITY GROWTH FD INV CL	79.311	1,489.87	1,525.94
	AMERICAN CENTY CAP PORTFOLIOS VALUE FD INV	615.346	4,025.19	4,307.42
	AMERICAN CENTY CAP PORTFOLIOS S CAP VAL INVT	137.174	1,025.52	1,100.14
	AMERICAN CENTURY TWENTIETH SELECT FUND	330.407	17,048.90	12,225.06
	AMERICAN CENTY MUT FDS INC TWENTIETH CENTY ULTRA FD INV	59.088	2,462.02	1,633.19

SCHEDULE II

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
AMERICAN CENTY WORLD MUT FDS INC TWENTIETH CENTY INTL GROWTH FD INV	80.655	1,115.70	642.82
AMERICAN CENTY WORLD MUT FDS INC	141.782	662.76	304.83
AMERICAN CENTY WORLD MUT LIFE SCIENCES FD INV CL	130.504	667.28	638.16
AMERICAN EXPRESS CO COM	160.000	6,265.34	5,710.40
AMERICAN INTL GROUP INC COM	34.017	2,844.88	2,700.95
AMERICAN SCIENCE & ENGINEERING,INC COM STK US$0.66 2/3	50.000	779.45	1,012.50
AMERICREDIT CORP COM	200.000	5,492.90	6,310.00
AMERISTOCK MUT FD INC COMMON STOCK	1,274.630	53,412.21	52,004.90
AMGEN CORP COM NPV	1,700.000	48,339.35	95,948.00
ANACOMP INC COMMON STOCK USD0.01	800.000	1,064.30	40.00
APPLE COMPUTER COM.NPV	300.000	6,955.06	6,570.00
APPLIED MICRO CIRCUITS CORP CDT-COM	100.000	2,560.72	1,132.00
APPLIED MATLS INC COM	100.000	5,201.11	4,010.00
APPLIED SIGNAL TECHNOLOGIES	100.000	1,529.95	845.00
APPONLINE COM INC COM	200.000	879.95	0.22

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ARC WIRELESS SOLUITONS INC COMMON STOCK USD.0005	4,825.000	5,967.06	854.03
AREMISSOFT CORP DEL COM	100.000	1,211.95	98.00
ARIAD PHARMACEUTICALS INC COM	100.000	1,629.95	533.00
ARIBA INC COM	1,030.000	37,358.77	6,344.80
ARRIS GROUP INC COM STK NPV	1,000.000	12,274.95	9,760.00
ARTISAN FDS INC INTL FD	1,709.325	36,067.18	31,383.21
ARTISAN FDS INC MID CAP FD	1,356.457	36,174.67	34,983.03
THE ASIA TIGERS FUND INC COM STK USD0.001	300.000	2,692.45	2,130.00
AT HOME CORP COM SER A	300.000	4,855.25	1.74
ATMEL CORP COM STK USD0.01	1,300.000	23,726.45	9,581.00
AUDIOVOX CORP CL A COMMON STOCK	75.000	2,026.83	559.50
AUTOMATIC DATA PROCESSING INC COM STK USD0.10	100.000	5,317.95	5,890.00
AVAYA INC COM	80.000	2,004.77	972.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

	IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
	AVIATION SALES CO COM	900.000	1,064.95	216.00
	AXCELIS TECHNOLOGIES INC COMMON STOCK USD0.001	100.000	2,504.95	1,289.00
	BASF AG SPONSORED ADR	200.000	5,949.95	7,582.00
*	BT PYRAMID MUT FDS (BTIEX 1662) EQUITY 500 INDEX FD (80074801)	53,194.347	8,000,614.30	6,876,965.18
*	BT INVT FDS MID CAP FUND INSTITUTIONAL CL	877,238.249	12,318,015.93	10,781,258.08
*	BT INVT FDS LIFECYCLE SHORT RANGE FD	118,257.612	1,219,974.56	1,188,489.00
*	BT INVT FDS LIFECYCLE MID RANGE FD	327,559.462	3,485,237.34	3,193,704.75
*	BT INVST FDS LIFECYCLE LONG RANGE FD	721,782.576	8,633,596.94	7,658,113.13
*	BT INVT FDS INTL EQUITY FD (BTEQX #1663) 80084401	194,317.113	4,036,796.07	3,666,763.92
	BAKER HUGHES COM US	51.982	1,271.74	1,895.78
	BANK OF AMERICA CORP COM STK USD0.01 (FRMLY BANKAMERICA CORP)	108.278	5,111.42	6,816.10
	BANC ONE CORP COM NPV	100.000	3,679.95	3,905.00
	BARNESANDNOBLE COM INC COMMON STOCK	128.000	2,157.82	197.12

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED   MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
BARON ASSET FD SH BEN INT	1,406.229	63,267.28	62,520.94
BARON ASSET FD SMALL CAP FD	201.306	2,150.63	3,061.86
BELLSOUTH CORP COM	20.000	837.75	763.00
BEST BUY INC COM	100.000	5,745.15	7,448.00
BETHLEHEM STL CORP COM	500.000	3,936.20	225.00
BICO INC COM	2,877.000	2,222.48	85.73
BIOGEN INC COM NA	150.000	9,619.44	8,602.50
BLUE RHINO CORP	100.000	604.95	600.00
BOEING CO COM	55.224	1,952.80	2,141.59
BOOKHAM TECHNOLOGY REPRESENTS 1 ORDINARY SHARE AMERICAN DEPOSITARY RECEIPT	180.000	1,796.20	441.00
BOOTS & COOTS INTL WELL CTL INC COM	4,000.000	1,609.80	2,000.00
BORDEN CHEMS & PLASTICS LTD PARTNERSHIP DEPOSITARY COM UNIT	72,200.000	12,520.53	216.60
BRAINTECH INC NEW COM	3,700.000	9,348.44	481.00
BRISTOL MYERS SQUIBB CO COM	158.000	4,732.95	8,058.00
C & D TECHNOLOGIES INC COM	100.175	4,053.37	2,289.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CMG INFORMATION SVCS INC COM	85.000	2,551.47	138.55
CML GROUP INC COM	1,100.000	1,545.45	3.08
CVS CORP COM	60.000	1,583.55	1,776.00
CABLE & WIRELESS PUB LTD CO SPONSORED ADR COM	25.000	1,367.45	370.25
CALICO COMMERCE INC COM STK ORD VTG	100.000	148.70	17.00
CALPINE CORP COM STK USD0.001	1,577.000	30,991.87	26,477.83
CAPSTONE TURBINE CORP COM	400.000	8,006.33	2,164.00
CARDIODYNAMICS INTL CORP COMMON STOCK	210.000	1,046.35	1,388.10
CENDANT CORPORATION COMMON STOCK (REREF TO 2214638)	500.000	7,553.27	9,805.00
CHARTER COMMUNICATIONS INC CL A COM USD0.01	100.000	2,268.96	1,643.00
CHIPPAC INC COMMON STOCK USD0.01	680.000	10,484.95	5,045.60
CHIQUITA BRANDS INTL INC	1,500.000	1,227.76	960.00
CHRISTOPHER & BANKS CORP COMMON STOCK USD0.01 (FORMERLY BRUANS FASHIONS)	225.000	3,813.35	7,706.25

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CIBER INC COM	579.000	9,945.33	5,471.55
CIENA CORP COM STK USD0.01	547.000	17,385.45	7,827.57
CISCO SYSTEMS COMMON STOCK NPV	5,291.000	126,919.65	95,820.01
CITIGROUP INC COM	479.083	15,813.01	24,184.11
CITIZENS FDS GLOBAL EQUITY FD	735.246	18,266.50	11,940.40
CLOROX CO COM	50.263	1,799.45	1,987.90
COCA COLA CO COM	363.250	18,514.96	17,127.24
COHEN & STEERS RLTY SHS INC COM	352.255	16,275.47	15,643.64
COLGATE PALMOLIVE CO COM	150.954	8,833.54	8,717.59
COLUMBIA REAL ESTATE EQUITY FD COM	295.976	4,886.56	5,339.41
COMCAST CORP CL A SPL	500.000	19,521.80	18,000.00
COMDIAL CORP COM STK USD0.01	4,000.000	9,369.95	1,320.00
COMMERCE ONE INC COMMON STOCK	1,240.000	30,926.78	4,426.80
COMPAQ COMPUTER CORP	480.000	13,985.34	4,684.80
CONCERO INC COM	1,000.000	4,404.95	380.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CONCORD CAMERA CORP COMMON STOCK NPV	300.000	4,659.90	2,376.00
CONDOR TECHNOLOGY SOLUTIONS INC COM USD0.01	151,800.000	66,962.41	22,770.00
CONDUCTUS INC COM STK USD0.0001	1,100.000	2,633.90	3,003.00
CONEXANT SYSTEMS INC COM STK USD0.01	300.000	3,023.95	4,308.00
CONSECO INC COM	225.000	2,249.90	1,003.50
CONSOLIDATED CAP NORTH AMER COM NEW	10,000.000	1,030.00	10.00
CONTINENTAL AIRLINES INC CLASS'B'COM STK USD0-01	100.000	2,415.95	2,621.00
COPPER MTN NETWORKS INC COM	100.000	604.95	169.00
CORNING INC COM	786.640	22,735.81	7,016.83
CORVIS CORP COMMON STOCK USD0.01	900.000	19,406.38	2,907.00
COUNTRYWIDE CR INDS INC COM	204.439	6,081.18	8,375.87
COVAD COMMUNICATIONS GROUP INC COM	4,500.000	14,755.90	12,870.00
CREDIT SUISSE CAP FDS SMALL CAP VALUE FD COM CL	821.291	14,185.40	16,778.98
CS WARBURG PNCS FIXED INCOME COM CL	1,250.906	12,824.33	12,559.10

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
CREE INC COMMON STOCK USD0.005 (FORMERLY CREE RESEARCH INC)	885.000	35,067.86	26,072.10
CUMMINS INC COM $US2.50	60.471	2,059.90	2,330.55
DAUPHIN TECHNOLOGY INC COMMON STOCK	500.000	3,029.95	540.00
DEERE & CO COM $US1	165.000	7,062.00	7,203.90
DELL COMPUTER COM USD1	760.000	26,124.90	20,656.80
DELPHI AUTOMOTIVE SYSTEMS COM STK USD0.01	560.000	10,068.47	7,649.60
DELTA AIR LINES INC DEL COM	50.000	1,427.45	1,463.00
DIAL CORP COM STK USD1.50	100.000	1,829.95	1,715.00
DISNEY WALT CO DISNEY COM	464.010	12,473.47	9,614.29
DITECH COMMUNICATIONS CORP COM	450.000	5,010.40	2,709.00
DODGE & COX BALANCED FUND	112.968	7,688.11	7,390.37
DONLAR BIOSYNTREX CORP COMMON STOCK USD0.0001 (FORMERLY BIOMUNE SYSTEMS INC)	234.000	3,168.05	88.92
DOW CHEM CO COM	200.000	6,443.40	6,756.00
DREYFUS APPRECIATION FD INC	1,146.080	41,741.33	43,573.96
DREYFUS FOUNDERS GROWTH FD-F	2,122.170	41,491.26	22,346.45

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
DRIEHAUS MUT FDS EURO OPPRTN FD	453.341	20,403.37	9,071.35
DU- PONT DE NEMOURS COM USD0.60	375.998	17,132.49	15,983.67
DURBAN ROODEPOORT DEEP R1 ADR	15,000.000	15,138.74	20,700.00
DYCOM INDUSTRIES COM STK USD0.333	20.000	294.87	334.20
DYNEGY INC NEW CL A COMMON STOCK USD.01	800.000	23,247.90	20,400.00
E DIGITAL CORP COM	23,100.000	97,827.43	30,492.00
EMC CORP MASSACHUSETTS COM STK USD0.01	704.000	26,117.21	9,461.76
E TRADE GROUP INC COM	200.000	6,546.19	2,050.00
EARTH SEARCH SCIENCES INC COM STK USD0.01	1,380.000	2,025.15	158.70
EARTHSHELL CORP COM STK USD0.01	600.000	5,455.05	1,200.00
EASTMAN KODAK CO COM	51.999	2,908.54	1,530.33
EBAY INC COM STK USD0.01	146.000	11,359.08	9,767.40
ECHELON CORP OC-COM	300.000	7,455.90	4,248.00
ECLIPSE FINL ASSET TR EQUITY FD	1,189.697	14,563.08	14,300.16

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ECONNECT COMMON STOCK	475.000	4,869.01	20.43
ELECTRONIC DATA SYS CORP NEW COMMON STOCK	100.000	5,578.44	6,855.00
ELECTRONICS FOR IMAGING INC COM	100.000	2,317.45	2,231.00
ENDOVASC INC COMMON STOCK	2,700.000	13,007.76	499.50
ENHERENT CORP COMMON STOCK	1,000.000	4,590.00	220.00
ENRON CORP COM	32,884.976	57,086.71	19,730.99
ENTERASYS NETWORKS INC COM STK	1,000.000	17,920.33	8,850.00
ERICSSON L M TEL CO ADR CL B SEK 10	2,810.000	28,337.47	14,668.20
EXCELSIOR FDS INC VALUE & RESTRUCTURING FD	887.822	29,063.28	28,463.57
EXXON MOBIL CORP COMMON STOCK	970.679	30,751.05	38,147.68
FEDERAL HOME LN MTG CORP MULTICLASS MTG PARTN CTFS GTD SER 01790 CL E 8.000% 11/15/2023	10,000.000	20,196.60	4,012.25
FEDERAL NATL MTG ASSN GTD REMIC PASS THRU CTF REMIC TR 1991-40 CL J 7.500% 05/25/2021	10,000.000	9,823.82	7,932.37
FEDERAL NATL MYTG ASSN GTD MTG PASS THRU CTF REMIC TR 1992-49 CL KA 8.000% 11/25/2021	5,000.000	5,071.35	2,333.71

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FEDERAL NATIONAL MORTGAGE ASSOC COM NPV	103.625	6,290.63	8,238.19
FIDELITY DEVONSHIRE TR MID-CAP STK FD	344.267	8,198.35	7,770.11
FIDELITY FIXED INCOME TR FLEXIBLE BD PORTFOLIO	2,943.211	21,241.68	21,603.17
FIDELITY FD INC COM	66.927	2,874.08	1,932.85
FIDELITY LOW PRICED STOCK FUND	2,565.515	63,653.67	70,346.42
FIDELITY SECS FD DIVID GROWTH FD	102.301	2,830.41	2,898.19
FIDELITY SELECT PORTFOLIOS ELECTRS PORTFOLIO	402.141	24,313.10	19,813.49
FINANCING CORP CPN FICO SER 1 INT PMT ON 10% 05/11/2002	7,000.000	4,650.31	6,944.00
FIRST TENN NATL CORP COM	100.000	2,023.75	3,626.00
FIRSTAR FDS INC MICROCAP RETL	240.345	5,011.86	5,133.77
FIRSTHAND FDS TECHNOLOGY VALUE FD	86.885	8,414.56	3,584.01
FIRSTHAND FDS TECH LEADERS	80.458	2,500.27	1,517.44
FIRSTHAND FDS TECH INNOVATOR	217.232	6,493.54	3,562.60
FONIX CORP DEL COM	4,175.000	6,896.25	434.20

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
FORELAND CORP COM NEW	20,000.000	5,229.39	240.00
FOUNDRY NETWORKS INC COM	100.000	5,258.08	815.00
FRANKLIN STRATEGIC SER SMALL CAP GROWTH FD CL I	181.520	4,435.67	5,657.98
FRANKLIN TELECOMMUNICATIONS COM STK USD0.10	42,100.000	4,049.35	0.01
FREMONT MUT FDS INC INCOME FD	1,109.229	11,447.74	11,203.21
FRIEDE GOLDMAN HALTER INC COM	74.000	1,558.86	14.06
FUTERLINK DISTRIBUTION CORP COM PAR .0001	4.000	147.34	0.04
GOVERNMENT NATL MTG ASSN PASS THRU CTF POOL# 250414 8.500% 03/15/2003	25,000.000	1,637.53	31.00
GABELLI EQUITY SER FDS INC EQUITY INCOME FD	378.922	5,104.38	5,445.11
GABELLI GLOBAL SERVICE FUND INTERACTIVE COUCH POTATO FUND	256.410	5,000.00	3,961.53
GABELLI GROWTH FD SH BEN INT	2,808.311	98,103.49	80,542.36
GATEWAY INC COM STK USD0.01 FRMLY(GATEWAY 2000 INC)	660.000	9,262.35	5,306.40
GEMSTAR TV-GUIDE INTL INC COM STK NPV	100.000	4,048.14	2,770.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
GENERAL DYNAMICS CORP COM USD1	6.000	587.89	477.84
GENERAL ELECTRIC CO (U.S.)	2,089.111	53,367.91	83,731.57
GENERAL MOTORS CORP COM	49.997	3,435.86	2,429.85
GENOME THERAPEUTICS CORP COM	300.000	7,529.95	2,043.00
GERMANY FD INC COM	1,008.000	6,827.23	7,106.40
GLAXO SMITHKLINE SPONSORED ADR	232.000	8,128.45	11,558.24
GLOBAL CAP PARTNERS INC COM NEW	250.000	2,529.95	22.50
GLOBAL TELESYSTEMS INC CDT-COM	12,000.000	2,068.70	73.20
GLOBAL POWER EQUIPMENT GROUP COM STK USD0.01	300.000	5,343.90	4,518.00
GRACE W R & CO DEL NEW COM	1,000.000	3,092.10	1,550.00
GUINNESS FLIGHT INVT FDS INC ASIA SMALL CAP FD	868.952	12,008.92	5,370.12
GULF ISLAND FABRICATION INC COM STK NPV	100.000	899.95	1,251.00
HALLIBURTON CO COM	1,154.907	16,268.36	15,129.28
HANDSPRING INC COM	150.000	6,100.26	1,011.00
HANSON PLC SPONSORED ADR NEW	175.000	4,823.55	5,883.50

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HARBOR CAPITAL APPRECIATION FUND	695.073	30,149.08	20,316.98
HARLEY DAVIDSON COM STK USD0.01	528.000	6,393.40	28,675.68
HARMANIC LIGHTWAVES COM STK USD0.001	500.000	12,046.23	6,010.00
HARRIS ASSOC INVT TR OAKMARK FD	199.860	7,259.85	7,049.06
HARRIS ASSOC INVT TR COM	432.460	6,423.35	6,266.35
HARRIS ASSOC INVT TR OAKMARK SMALL CAP FD	1,515.768	21,774.19	26,207.63
OAKMARK EQUITY INCOME FDN/C MUTUAL FUND	171.199	3,075.21	3,189.44
HARRIS ASSOC INVT TR OAKMARK SELECT FD	1,874.858	36,431.46	51,071.13
HEARTLAND VALUE FD INC COM	1,372.899	45,494.59	51,140.49
HELIX TECHNOLOGY COMMON STOCK USD1	200.000	4,811.95	4,510.00
HERCULES INC COM	100.000	1,801.44	1,000.00
HEWLETT PACKARD CO COM	202.569	9,394.20	4,160.77
HILLS STORES CO NEW SR NT SER B 04/19/1996 12.50% 07/01/2003	5,000.000	4,669.14	0.01
HILTON HOTELS CORP COM USD2.50	300.000	2,773.82	3,276.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
HOME DEPOT INC COM	615.548	26,254.31	31,399.10
HONEYWELL INTERNATIONAL COM STK USD1 FORMERLY ALLIEDSIGNAL INC	365.000	12,538.05	12,344.30
HYDROGENICS CORPORATION COMMON STOCK NPV	200.000	982.95	1,494.00
ICG COMMUNICATIONS INC COM STK USD0.01	2,000.000	1,770.16	92.00
IPS FDS MILLENNIUM FD	1,184.668	79,421.27	35,468.96
IGATE CAPITAL CORPORATION COMMON STOCK USD0.01	1,000.000	21,479.41	4,100.00
IMMUNIS CORP COM	2,000.000	4,310.00	100.00
IMPERIAL TOBACCO GROUP PLC SPONSORED ADR	325.000	4,875.97	8,719.75
INDUSTRIAL DATA SYS CORP COM	12,600.000	23,521.65	8,946.00
INKTOMI CORP COM	1,310.000	7,409.57	8,790.10
INNOVACOM INC COM STK NPV	1,000.000	1,349.95	0.10
INTEGRATED DEVICE TECHNOLOGY COM NPV	25.000	998.15	664.75
INTEL CORP COMMON STOCK USD0.001	3,142.947	76,523.79	98,845.68

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED

MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
INTELLIGROUP INC COM STK USD0.01	6,200.000	14,003.52	6,076.00
INTERNATIONAL BUSINESS MACHS CORP COM	255.437	22,116.57	30,897.66
INTERNET CAP GROUP INC COM	53.000	10,701.38	64.13
INTERNET BUSINESSS INTL INC COM USD0.001	4,300.000	546.45	58.05
INVESTMENT TR SCUDDER GROWTH & INCOME FD	197.804	5,551.02	4,165.75
INTIBRANDS INC CL A COM	200.000	4,429.95	2,972.00
INVESCO STK FDS INC DYNAMICS FD	857.230	24,294.94	13,655.67
INVESCO STK FDS INC VALUE EQUITY FUND	1,296.290	36,897.45	25,433.21
INVESCO SECTOR FDS INC HEALTH SCIENCES FD COM	191.133	11,428.33	9,678.98
INVESCO SECTOR FDS INC LEISURE FD	128.925	5,045.77	4,852.74
INVESCO HIGH YIELD FUND	1,051.173	7,158.30	3,836.78
INVESTEC FDS CHINA & HONG KONG FD	953.168	15,643.55	11,123.47
IOMEGA COM STK USD0.033333	800.000	12,870.00	6,680.00
IRVINE SENSORS CORP COM	15.000	2,416.15	18.90

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
INTELLIGROUP INC COM STK USD0.01	6,200.000	14,003.52	6,076.00
INTERNATIONAL BUSINESS MACHS CORP COM	255.437	22,116.57	30,897.66
INTERNET CAP GROUP INC COM	53.000	10,701.38	64.13
INTERNET BUSINESSS INTL INC COM USD0.001	4,300.000	546.45	58.05
INVESTMENT TR SCUDDER GROWTH & INCOME FD	197.804	5,551.02	4,165.75
INTIBRANDS INC CL A COM	200.000	4,429.95	2,972.00
INVESCO STK FDS INC DYNAMICS FD	857.230	24,294.94	13,655.67
INVESCO STK FDS INC VALUE EQUITY FUND	1,296.290	36,897.45	25,433.21
INVESCO SECTOR FDS INC HEALTH SCIENCES FD COM	191.133	11,428.33	9,678.98
INVESCO SECTOR FDS INC LEISURE FD	128.925	5,045.77	4,852.74
INVESCO HIGH YIELD FUND	1,051.173	7,158.30	3,836.78
INVESTEC FDS CHINA & HONG KONG FD	953.168	15,643.55	11,123.47
IOMEGA COM STK USD0.033333	800.000	12,870.00	6,680.00
IRVINE SENSORS CORP COM	15.000	2,416.15	18.90

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
ITIS INC COM	37,000.000	8,243.55	3,885.00
JDS UNIPHASE CORP COM	1,630.000	61,778.91	14,148.40
JP MORGAN CHASE & CO COMMON STOCK (FORMERLY CHASE MAHATTAN CORP)	151.234	7,555.91	5,497.36
JANUS FD INC COM	1,073.191	38,082.30	26,400.50
JANUS INVT FD GROWTH & INCOME FD	2,620.262	68,698.60	78,529.25
JANUS INVT FD WORLDWIDE FD	2,821.316	140,643.86	123,686.49
JANUS INVT FD TWENTY FD	634.223	31,522.41	24,392.22
JANUS INVESTMENT FUND COMMON STOCK	920.430	10,133.93	6,857.20
JANUS INVT FD STRATEGIC VALUE FD	508.948	5,415.29	4,712.86
JANUS INVT FD GLOBAL TECHNOLOGY FD COM	299.713	5,238.05	3,638.52
JANUS INVT FDS GLOBAL LIFE SCIENCES FD	176.884	3,977.20	3,107.85
JANUS INVT FD SPL SITUATIONS FD	1,461.344	24,330.26	21,700.96
JANUS INVT FD OLYMPUS FD	636.133	15,506.68	17,716.30

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
JANUS INVT FD HIGH-YIELD FD	1,325.131	14,710.71	12,416.48
JANUS INVT FD ENTERPRISE FD	367.150	22,295.47	11,748.80
JANUS INVT FD MERCURY FD	2,408.512	86,037.44	50,072.96
JANUS INVT FD BALANCED FD	5,121.212	107,989.58	100,529.39
JAPAN FD INC COM	983.007	11,347.02	6,517.34
JOHNSON & JOHNSON COMMON STOCK	698.986	27,343.41	41,310.07
JULIUS BAER INVT FDS INTL EQUITY FD CL A COM	239.006	5,000.00	4,973.71
K MART CORP COM	112.000	2,000.60	611.52
KING PHARMACEUTICALS INC COM	133.000	3,594.06	5,603.29
LSI LOGIC CORP COM STK USD0.01	500.000	11,658.80	7,890.00
LASER VISION CENTRES COM STK USD0.01	3,200.000	41,499.58	6,624.00
LEGATO SYS INC COM	24.000	448.88	311.28
LEXINGTON TROIKA DIALOG RUSSIA FD INC	918.010	12,105.44	9,170.92

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
LIBERTY ACORN TR CL Z	10,197.921	177,889.73	182,338.83
LIBERTY ACORN TR INTL CL Z	1,073.756	28,763.34	19,832.27
LIBERTY MEDIA CORP COMMON SERIES A	1,100.000	14,959.90	15,400.00
LIBERTY STEIN ROE FDS INVT TR CAP OPPT FD	821.766	26,018.41	17,626.88
LOCKHEED MARTIN CORP COM	80.383	3,051.82	3,751.47
LOEWEN GROUP INC COM ISIN #CA54042L1004	500.000	1,042.30	18.00
LORD ABBETT AFFILIATED FD INC COM	341.096	4,209.13	4,669.60
LOUDEYE TECHNOLOGIES COMMON STOCK	100.000	4,249.50	73.10
LUCENT TECHNOLOGIES INC COM STK USD0.01	2,914.528	58,733.24	18,361.53
* LYONDELL PETROCHEMICAL CO COM	200.000	2,929.63	2,866.00
MAGELLAN PETROLEUM CORP COM STK US$0.01	4,000.000	7,588.65	3,440.00
MAGIC SOFTWARE ENTERPRISE LTD ORD COM	95.000	974.01	190.00
MANAGERS FDS SPL EQUITY FD	577.782	49,362.43	40,791.41

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
MANAGERS FDS 500 PLUS FD	3,911.644	55,536.88	40,211.70
MARCHFIRST INC COMMON STOCK	100.000	279.95	0.09
MARCONI PLC SPONSORED ADR	3,200.000	5,112.15	3,744.00
MARKLAND TECHNOLOGIES INC COMMON STOCK (FORMERLY QUEST NET CORP)	120.000	0.00	6.00
MARSICO INVT FD	7,996.109	147,372.87	108,747.08
MARTHA STEWATRT LIVING OMNIMEDIA INC CL A COM	120.000	4,626.00	1,974.00
MAXCOR FINL GROUP INC COM	2,650.000	10,983.00	14,256.74
MCDATA CORP CLASS 'A' COMMON STOKK USD0.01	14.000	646.73	343.00
MCDONALDS CORP COM	50.884	2,060.88	1,346.90
MCKESSON CORP COM	300.000	9,817.45	11,220.00
MEASUREMENT SPECIALITIES INC COM STK NPV	200.000	2,579.90	1,882.00
MEDITECH PHARMACEUTICALS INC COMMON STOCK	2,475.000	2,294.33	69.30
MEDTRONIC INC COM	50.000	2,274.95	2,560.50
MERCK & CO INC COM	631.566	30,411.81	37,136.08

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

	IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
	MERCURY HW FDS INTL VALUE I	244.011	5,467.79	4,750.89
	METROMEDIA FIBER NETWORK INC CL A	250.000	4,000.79	110.00
	MICROSOFT CORP COMMON STOCK	3,356.000	173,866.97	222,335.00
	MICRONETICS WIRELESS INC COMMON STOCK USD0.01	180.000	1,807.45	653.40
	MIDAS FD INC	7,506.550	13,599.21	7,131.22
*	MILLENNIUM CHEMICAL COM STK	1,861,777.917	36,459,430.36	23,458,401.75
	MONTGOMERY FDS EMERGING MKTS FD	487.367	6,068.07	4,215.72
	MONTGOMERY FDS EMERGING ASIA FD CL R	1,879.750	15,646.95	14,530.47
	MONTGOMERY FDS GLOBAL COMMUNICATIONS FD	570.601	10,597.34	5,808.72
	MONTGOMERY FDS GLOBAL OPPORTUNITIES FD	334.666	7,535.36	3,611.05
	MORGAN STANLEY INSTITUTIONAL FUND TRUST MORGAN STANLEY INS S/C GR	94.632	5,278.39	2,800.16
	MOTOROLA INC M COM USD3.00	181.033	5,130.28	2,719.12
	MYTURN COM COM	25.000	363.27	0.07
	NCR CORP NEW COM	10.000	851.94	368.60

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED

MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NCT GROUP INC COM	9,000.000	9,488.60	765.00
NABORS INDUSTRIES INC COM STK US$0.10	100.000	2,760.67	3,433.00
NASDAQ 100 TR UNIT SER 1	518.000	23,575.40	20,155.38
NAVELLIER MID CAP GROWTH MUTUAL FUND	78.911	2,533.64	1,773.13
NAVELLIER AGGRESSIVE MICRO CAP MUTUAL FUND	584.661	18,592.03	13,505.67
NAVELLIER PERFORMANCE FDS LRG CP GRW POR	92.468	2,601.17	1,537.74
NEEDHAM GROWTH FUND MUTUAL FUND	56.511	1,500.00	1,568.75
NEUBERGER & BERMAN EQUITY FDS GENESIS FD	1.134	14.59	23.05
NEW YORK REGIONAL RAIL CORP COM	500.000	292.45	19.00
NEXTEL COMMUNICATIONS INC CL A COM	175.000	3,207.95	1,918.00
NOKIA CORP ADR	1,400.000	41,716.16	34,342.00
NORTEL NETWORKS CORP NEW COMMON STOCK	302.000	8,135.74	2,252.92
NORTHERN FDS TECHNOLOGY FD	57.409	2,260.09	715.89

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
NU HORIZONS ELECTRONICS CORP COM STK USD.0066	250.000	4,259.90	2,570.00
NOVELLUS SYS INC COM	200.000	3,554.34	7,890.00
NVIDIA CORP COM	60.000	3,130.75	4,014.00
OAK ASSOCS FDS	1,094.051	80,485.25	42,055.32
OAK ASSOCS FDS PIN OAK AGGRSV	40.235	2,009.99	961.21
OAK ASSOCS FDS RED OAK TECHNOLOGY SELECT PORTF.COM SEE-REDOAK/ROGSX US	821.562	10,299.28	7,878.78
OAK ASSOCS FDS BLACK OAK EMERGING TECHNOLOGY FD	600.000	6,006.95	2,370.00
OFFICE DEPOT INC COMMON STOCK USD0.01	300.000	3,648.70	5,562.00
ORACLE CORP COM	2,224.000	53,348.09	30,713.44
OSTEOTECH INC COM	500.000	4,018.05	2,775.00
PBHG FDS INC LARGE CAP GROWTH FD	100.638	3,184.04	2,093.27
PBHG FDS INC SELECT EQUITY FD	388.376	26,840.34	9,472.49
PBHG FDS INC GLOBAL TECH & COMM FD	200.587	2,225.12	822.41

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED

MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PBHG FDS INC TECHNOLOGY & COMMUNICATIONS FD	14.424	1,204.22	236.41
PBHG FDS INC SMALL CAP VALUE FD-PBHG CL	31.788	609.30	656.10
PBHG FDS INC LARGE CAP 20 FD	668.548	25,646.25	10,890.65
PMC-SIERRA INC COM STK NPV (FRMLY SIERRA SEMICONDUCTOR)	100.000	4,070.73	2,126.00
PACIFIC CENTY CYBERWORKS LTD SPONSORED ADR	1,000.000	25,507.50	2,700.00
PALM INC COMMON STOCK	1,321.000	35,599.04	5,125.48
PARKER DRILLING CO COM	100.000	387.95	369.00
PEGASYSTEMS INC COM	1,000.000	3,809.95	4,350.00
PEMSTAR INC COMMON STOCK	50.000	584.48	600.00
PEOPLES S&P MIDCAP INDEX FD INC N/K/A DREYFUS MIDCAP INDEX FUND	563.007	12,052.39	11,856.93
PEREGRINE PHARMACEUTICALS COMMON STOCK USD.001	7,900.000	30,581.12	27,097.00
PFIZER INC COM	1,304.220	28,554.45	51,973.17
PHARMACIA CORP COMMON STOCK	30.000	1,379.95	1,279.50
PHILIP MORRIS COS INC COM	569.124	26,653.40	26,094.34

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED

MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
PICCARD CORP COM STK NPV	2,500.000	179.95	10.00
POLARIS INDS INC COM	100.000	3,623.75	5,775.00
POWER-ONE INC COM	100.000	1,676.90	1,041.00
PREFERRED GROUP MUT FDS SMALL CAP FD	435.837	5,605.00	3,403.89
T.ROWE PRICE GROUP COMMON STOCK USD0.20	365.488	9,635.46	12,693.40
PRICE T ROWE MEDIA & TELECOMMUNICATIONS FD INC COM	98.534	3,642.54	1,985.46
PRIDE INTL INC DEL COM	75.000	1,079.53	1,132.50
PRINCETON VIDEO IMAGE INC COM	500.000	4,067.45	1,110.00
PROCTER & GAMBLE CO COM	920.064	62,604.60	72,804.66
PROFOUNDS ULTRAOTIC PROFUND INVS CL	319.600	15,521.14	11,278.68
PROVIDIAN FINL CORP COM	200.000	923.65	710.00
PSINET INC COM	10,700.000	8,157.25	64.20
PUMATECH INC COM STK USD0.001	1,039.000	10,906.25	2,680.62
QLOGIC CORP COM STK USD0.01	200.000	17,899.12	8,902.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
QUALCOMM INC COM STK USD0.0001	140.000	9,985.03	7,070.00
QWEST COMMUNICATIONS INTL INC COM	500.000	6,279.95	7,065.00
RCM EQUITY FDS INC DRESNR BIOTECH	1,030.056	42,017.18	28,223.53
RCM EQUITY FDS INC DRESDNER RCM GLOBAL TECHNOLOGY FD CL N	960.327	75,728.26	29,078.70
RS INVT TR EMERGING GROWTH FD	648.775	24,757.71	20,767.29
ROBERTSON STEPHENS INVT TR PARTNERS FD	1,263.394	21,136.70	22,324.17
ROBERTSON STEPHENS INVT TR DIVER GROWTH	1,384.033	26,239.35	32,192.61
ROBERTSON STEPHENS INVT TR MICROCAP GRW	286.154	4,797.88	6,235.30
RAMBUS INC COMMON STOCK (USD0.001)	5,500.000	109,798.38	43,945.00
RARE MEDIUM GROUP INC COMMON STOCK (FRMLY ICC TECHNOLOGY INC)	400.000	5,281.29	296.00
RAZORFISH INC CL A COM	275.000	2,228.65	60.50
RED HAT INC COM	100.000	2,648.75	710.00
REDBACK NETWORKS INC COM USD0.0001	100.000	179.95	395.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
REDWOOD TRUST INC COM STK USD0.01	102.275	2,619.95	2,478.12
RELIANT ENERGY COMMON STOCK (FORMERLY HOUSON INDS)	300.000	8,309.95	7,956.00
RICHARDSON ELECTRONICS COM STK	100.000	1,867.45	1,210.00
RITE AID CORP COM	1,800.000	14,712.29	9,108.00
RIVERSTONE NETWORKS INC COMMON STOCK	513.112	9,547.12	8,517.66
ROWE T PRICE INTL FDS INC INTL BD FD	1,278.511	12,416.96	10,049.10
ROWE T PRICE INTL FDS INC INTL DISCOVERY FD	285.117	7,003.57	5,468.54
T TOWE PRICE SCIENCE & TECH	132.202	6,863.21	2,765.67
ROWE T PRICE SMALL-CAP STK FD INC COM	717.709	15,336.25	18,186.75
RYDEX SER TR OTC FD	1,260.142	23,785.85	13,924.57
SBC COMMUNICATIONS INC COM	363.000	10,879.99	14,218.71
SFBC INTL INC COMMON STOCK	100.000	1,618.95	2,050.00
SAFEGUARD SCIENTIFIC COM	265.000	1,444.19	927.50
SANDISK CORPORATION	130.000	6,833.75	1,872.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SAP AKTIENGESELLSCHAFT SPONSORED ADR	170.000	4,900.45	5,428.10
SARA LEE CORP COM USD1.33	400.000	6,675.00	8,892.00
SCHEIN HENRY INC COM	400.000	6,004.95	14,812.00
SCHLUMBERGER LTD COM	200.000	10,283.75	10,990.00
SCHWAB CAP TR S & P 500 FD INVS SHS	1,406.328	26,529.32	24,863.88
SCHWAB CAP TR TOTAL STK MKT INDEX FD INV SHS	54.301	1,069.30	979.59
SCHWAB CHARLES FAMILY FDS MONEY MKT FD	945,389.680	945,389.68	945,389.68
SCHWAB CHARLES FAMILY FDS GOVT SECS FD	6.860	6.86	6.86
SCHWAB INVTS 100 EQUITY FD	33.827	1,009.12	1,080.77
SCHWAB INVTS US GOVT BOND FD	5,065.874	49,871.49	50,608.08
SEARS ROEBUCK & CO COM	70.000	3,599.95	3,334.80
SECTOR SPDR FUND AMEX ENERGY SELECT INDEX	100.000	3,119.95	2,670.00
SELECTED AMERN SHS INC COM	2,860.657	88,915.51	88,651.76
SERENA SOFTWARE INC COM	100.000	1,501.65	2,174.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
SHAW GROUP COM STK NPV	95.000	2,804.05	2,232.50
SHERWIN WILLIAMS CO COM	199.412	3,952.50	5,483.83
SIDEWARE SYS INC COM	3,200.000	21,332.25	472.00
SIEBEL SYS INC COM	106.000	7,111.75	2,965.88
SILVERLINE TECHNOLOGIES LTD SPONSORED ADR	15.000	663.32	38.10
SIMON DEBARTOLO GROUP L P PFD SER F 8.75	1,250.000	31,207.30	32,500.00
SOLECTRON CORP COM	2,000.000	65,559.90	22,560.00
SPECTRUM ORGANIC PRODUCTS INC COMMON STOCK	1,000.000	1,029.95	370.00
SPHINX INTERNATIONAL INC COM STK USD0.01 (FORMERLY PHOENIX INTERNATIONAL LTD)	13,643.000	212,907.32	13,643.00
STAPLES INC COM	235.000	5,369.31	4,394.50
STARBUCK CORP COM STK NPV	100.000	1,649.95	1,905.00
STORAGENETWORKS INC COMON STOCK USD0.01	1,000.000	7,279.95	6,180.00
STRONG INCOME FDS INC HIGH-YIELD BD FD	130.941	1,122.25	1,039.67

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
STRONG EQUITY FDS INC	354.775	8,865.96	6,272.42
STRONG DOW 30 VALUE FUND MUTUAL FUND	188.048	2,522.88	2,339.32
STRONG ADVANTAGE FD INC COM	613.307	6,072.19	5,979.74
SUN MICROSYSTEMS COM USD0.0006	3,395.000	60,571.81	41,758.50
SWISS HELVETTA FUND COM STK USD0.001	1,500.000	16,024.90	16,500.00
SYMANTEC CORP COM STK USD0.01	100.000	4,967.45	6,633.00
TCPI INC COMMON STOCK USD0.001 (FORMERLY TECH CHEMICALS&PROD)	1,000.000	2,029.95	2.00
TARGETED GENETICS CORP COM STK USD0.01	100.000	2,392.45	271.00
TEL ONE INC COM USD0.0001	300.000	1,109.95	1,020.00
TELLABS INC COM	200.000	7,072.90	2,992.00
TEMPLETON DRAGON FUND INC COM	300.000	3,086.20	2,247.00
TEXAS INSTRS INC COM	1,253.650	61,524.41	35,102.20
THIRD AVE VALUE FD INC COM	177.816	6,683.81	6,477.84
3 COM CORP COM	1,441.000	13,611.96	9,193.58
TIVO INC COM	100.000	1,161.95	655.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
TOCQUEVILLE TR GOLD FD	192.046	2,498.36	2,656.00
TRANSAMERICA INVS INC PREMIER SMALL CO FD INV CL	278.477	7,641.78	4,335.89
TRICON GLOBAL RESTAURANTS INC COM	100.000	4,217.50	4,920.00
TRINITY INDS INC COM	250.000	7,183.03	6,792.50
TRIQUINT SEMICONDUCTOR INC COM	100.000	4,611.20	1,226.00
TURNER FDS MIDCAP FD INSTL CL	712.409	23,645.25	15,608.88
TWEEDY BROWNE FD INC GLOBAL VALUE FD	225.860	4,414.61	4,185.19
TWEEDY BROWNE FD INC AMERICAN VALUE FD	6,875.952	157,171.08	161,034.80
TYCO INTL LTD NEW COM	1,123.221	60,530.39	66,157.72
UBRANDIT COM COM	4,000.000	16,120.00	240.00
UNIT CORP COM STK USD0.20	200.000	2,679.95	2,580.00
UNITED PARCEL SERVICES CLASS B SHARS	0.000	0.00	0.00
U S INDS INC NEW COM	1,223.000	16,560.44	3,130.88
UNITED STATES TREAS NTS DTD 08/16/1999 6.00% MAT 08/15/2009	10,000.000	9,978.60	10,660.94

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
UNITED STATES TREAS NTS DTD 01/31/2000 6.3750% 01/31/2002	6,000.000	6,024.51	6,020.64
UNITED STATES TREAS NTS 6.375% DTD 30APR2000 DUE 30APR2002	4,000.000	4,017.02	4,059.36
US GOVERNMENT TREASURY STRIP INT 15FEB2005	40,000.000	26,662.52	35,464.80
TINT 11/15/2004	40,000.000	22,404.00	35,973.20
VAN KAMPEN AM CAP EMERGING GRW CL A SHS	98.228	8,783.32	4,157.01
VANGUARD SPECIALIZED PORTFOLIOS HEALTH CARE PORTFOLIO	53.343	6,595.11	6,232.60
VANGUARD SPECIALIZED PORTFOLIOS	580.518	9,022.66	6,896.55
VANGUARD WORLD FD U S GROWTH PORTFOLIO	100.522	3,695.89	1,894.84
VANGUARD INTL GROWTH PORTFOLIO	285.888	4,725.26	4,291.18
VANGAURD GROWTH AND INCOME FUND COM	319.094	8,818.20	8,998.45
VANGUARD PRIME CAP FD COM	517.859	22,348.96	26,680.10
VANGUARD BOND INDEX FD INC COM	6,562.531	67,114.10	66,544.06
VANGUARD/WELLESEY INCOME FD INC COM	304.900	6,352.07	6,070.56
VANGUARD WINDSOR FD INC VANGUARD WINDSOR PORTFOLIO II	2,778.825	80,037.75	71,110.13

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
VANGUARD FIXED INCOME SECS FD INC HIGH YIELD BD PORTFOLIO	9,103.271	70,346.78	57,259.57
VANGUARD INTERNATIONAL EQUITY INDEX FUND EUROPEAN PORTFOLIO	305.654	7,469.02	6,189.49
VECTOR ENERGY CORP NEW COM	3,750.000	2,443.04	206.25
VANGUARD INDEX TR 500 PORTFOLIO (# 0040)	67.296	6,361.77	7,125.97
VANGUARD INDEX TR TOTAL STK MKT PORTFOLIO	415.644	10,686.61	10,698.68
VANGUARD INDEX TR VALUE PORTFOLIO	1,456.056	27,410.85	27,519.46
VANGUARD INDEX TR GROWTH PORTFOLIO	1,067.091	34,863.24	28,181.87
VERIZON COMMUNICATIONS COMMON STOCK	266.000	9,838.73	12,624.36
VERITAS SOFTWARE CO COM	200.000	24,956.78	8,966.00
VERTEX PHARMACEUTICAL COM STK USD0.01	124.000	6,072.34	3,049.16
VIATEL INC COM STK USD0.01	100.000	4,726.17	1.90
VISX COM STK NPV	50.000	4,617.45	662.50
WAL MART STORES INC COM	222.908	11,250.55	12,828.36

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
WALGREEN CO COM	20.023	730.68	673.97
WALKER INTERACTIVE SYSTEMS COM STK USD0.001	9,000.000	6,828.90	7,290.00
WASATCH FDS INC	2,172.880	7,431.25	8,908.81
WASHINGTON MUT INC COM	527.385	18,188.80	17,245.49
WATTAGE MONITOR INC COM	4,000.000	16,501.70	140.00
WEBEX COMMUNICATIONS INC COMMON STOCK NPV	150.000	4,994.95	3,727.50
WEBMETHODS INC COMMON STOCK USD.01	84.000	5,184.86	1,407.84
WEITZ ER FD INC VALUE PORTFOLIO	816.200	27,189.53	27,987.50
WHITE ELECTR DESIGNS CORP COM	100.000	1,704.95	615.00
WICHITA DEVELOPMENT CORP COMMON STOCK USD0.001	21,334.000	0.00	2.13
WILLIAMS COMMUNICATIONS GROUP INC COM	80.000	3,191.09	188.00
WILSHIRE TAR FD LG CO GR MUTUAL FUND	147.620	6,085.36	4,459.60
WINFIELD CAPITAL COM STK USD0.01	3,720.000	26,349.00	4,276.51
WORLDCOM INC/WORLDCOM GROUP COMMON STOCK	2,225.000	68,701.48	31,328.00

SCHEDULE II

BANKERS TRUST COMPANY
NEW YORK

SCHEDULE H ITEM 4I - SCHEDULE OF
ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2001

GLOBAL ASSETS - EB

PREPARED ON ACCRUAL BASIS (TRADE-DATED)
04/10/02 E25A 3KLA

ACCOUNT 120372 - COMBINED MILLENNIUM CHEMICALS COMBINED

IDENTITY OF ISSUE, BORROWER, OR SIMILAR PARTY	DESCRIPTION OF INTEREST	COST	MARKET VALUE
WORLDCOM INC - MCI GROUP COMMON STOCK USD.01	80.000	2,592.61	1,016.00
XO COMMUNICATIONS COM STK-CL A USD0.02	260.000	8,779.95	24.96
XEROX CORP COM	966.999	18,607.06	10,076.13
YAHOO INC COM STK USD0.01	410.000	18,883.37	7,273.40
ZIMMER HLDGS INC COM	15.800	239.80	482.53
CDC BRIC #242-01 SEC TYPE: GIC/	567,072.690	567,072.69	567,072.69
PARTN IN GROUP ANNUITY #4724 WITH SUN AMERICA 6.950% 04/15/2002	215,698.110	215,698.11	215,698.11
ACCOUNT TOTAL		117,769,194.11	98,669,627.82

*Represents parties-in-interest transactions

Millennium Savings and Investment Plan
Schedule H Item 4J - Schedule of Reportable Transactions - Cumulative Transactions by Issue
December 31, 2001

	Disposed			Acquired	
Security Description	Sales	Proceeds	Gain/ (Loss)	Purchases	Cost
* Millennium Chemicals Common	78	4,903,608	(2,004,111)	55	6,635,967

*Represents parties-in-interest transactions.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) having duly caused this annual report to be signed by the undersigned thereunto duly authorized.

MILLENNIUM SAVINGS & INVESTMENT PLAN

Dated: June 26, 2002

By: ______________________________
C. William Carmean
Member, Benefits Administration Committee

EXHIBIT INDEX

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-13143 and 333-76674) of Millennium Chemicals Inc. of our report dated May 31, 2002 relating to the financial statements of the Millennium Savings and Investment Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, NJ
June 20, 2002